UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 5)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Maritime Resources Corp.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Anaconda Mining Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

57035U102

(CUSIP Number of Class of Securities (if applicable))

Robert Dufour

Chief Financial Officer

Anaconda Mining Inc.

150 York Street, Suite 410

Toronto, Ontario M5H 3S5

with a copy to:

John Koenigsknecht, Esq.

Neal, Gerber & Eisenberg LLP

2 North LaSalle Street, Suite 1700

Chicago, Illinois 60602

312-269-5382

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 13, 2018

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)   The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Maritime Resources Corp. and were required to be disseminated to U.S. security holders or published in the United States:

Exhibit 1.1*	Offer to Purchase all of the outstanding common shares of Maritime Resources Corp. by Anaconda Mining Inc. and Take-Over Bid Circular (the “Circular”), dated April 13, 2018

Exhibit 1.2*	Letter of Transmittal

Exhibit 1.3*	Notice of Guaranteed Delivery

Exhibit 1.4*	Press release dated April 13, 2018

Exhibit 1.5**	Press release dated May 7, 2018

Exhibit 1.6***	Press release dated May 9, 2018

Exhibit 1.7****	Press release dated June 14, 2018

Exhibit 1.8****	Press release dated June 15, 2018

Exhibit 1.9*****	Press release dated June 28, 2018

Exhibit 1.10******	Press release dated July 4, 2018

*	Previously furnished as an exhibit to Form CB filed with the Securities and Exchange Commission on April 13, 2018.
**	Previously furnished as an exhibit to the 1st Amendment to Form CB filed with the Securities and Exchange Commission on May 8, 2018.
***	Previously furnished as an exhibit to the 2nd Amendment to Form CB filed with the Securities and Exchange Commission on May 9, 2018.
****	Previously furnished as an exhibit to the 3rd Amendment to Form CB filed with the Securities and Exchange Commission on June 18, 2018.
*****	Previously furnished as an exhibit to the 4th Amendment to Form CB filed with the Securities and Exchange Commission on June 29, 2018.
******	Furnished herewith.

(b)   Not applicable.

The exhibits attached to this Form CB shall be “furnished” and shall not be deemed “filed” with the United States Securities and Exchange Commission.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the United States Securities Act of 1933, as amended, has been included in (i) the Circular described in Exhibit 1.1 under the heading “Additional Notice to United States Shareholders and Other Shareholders Outside Canada”, (ii) the Letter of Transmittal described in Exhibit 1.2 under the heading “Notice to Shareholders in the United States,” (iii) the Note of Guaranteed Delivery described in Exhibit 1.3 under the heading “Notice to Shareholders in the United States,” (iv) the press release described in Exhibit 1.4 under the heading “Notice to Maritime Shareholders in the United States,” (v) the press release described in Exhibit 1.5 under the heading “Notice to Maritime Shareholders in the United States,” (vi) the press release described in Exhibit 1.6 under the heading “Notice to Maritime Shareholders in the United States,” (vii) the press release described in Exhibit 1.7 under the heading “Notice to Maritime Shareholders in the United States,” (viii) the press release described in Exhibit 1.8 under the heading “Notice to Maritime Shareholders in the United States,” (ix) the press release described in Exhibit 1.9 under the heading “Notice to Maritime Shareholders in the United States” and (x) the press release described in Exhibit 1.10 under the heading “Notice to Maritime Shareholders in the United States.”

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2.1*	Annual Information Form of Anaconda Mining Inc. for the seven-months ended December 31, 2017 dated March 5, 2018

Exhibit 2.2*

Audited consolidated financial statements of Anaconda Mining Inc. as at and for the seven month period ended December 31, 2017 and the year ended May 31, 2017, together with the notes thereto and the independent auditor’s report thereon

Exhibit 2.3*	Amended Management’s Discussion and Analysis of Financial Condition and Results of Operations of Anaconda Mining Inc. for the seven month period ended December 31, 2017

Exhibit 2.4*	Management Information Circular of Anaconda Mining Inc. dated April 2, 2018 relating to Anaconda Mining’s annual meeting of shareholders to be held on May 16, 2018

Exhibit 2.5*	Material Change Report of Anaconda Mining Inc. dated January 18, 2018

Exhibit 2.6*	Material Change Report of Anaconda Mining Inc. dated March 21, 2018

* Previously furnished as an exhibit to Form CB filed with the Securities and Exchange Commission on April 13, 2018.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Anaconda Mining Inc. with the Securities and Exchange Commission on April 13, 2018.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANACONDA MINING INC.

Date: July 5, 2018	By:	/s/ Robert Dufour
		Name:	Robert Dufour
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Furnished Exhibit
1.1*	Offer to Purchase all of the outstanding common shares of Maritime Resources Corp. by Anaconda Mining Inc. and Take-Over Bid Circular, dated April 13, 2018
1.2*	Letter of Transmittal
1.3*	Notice of Guaranteed Delivery
1.4*	Press release dated April 13, 2018
1.5**	Press release dated May 7, 2018
1.6***	Press release dated May 9, 2018
1.7****	Press release dated June 14, 2018
1.8****	Press release dated June 15, 2018
1.9*****	Press release dated June 28, 2018
1.10******	Press release dated July 4, 2018
2.1*	Annual Information Form of Anaconda Mining Inc. for the seven-months ended December 31, 2017 dated March 5, 2018
2.2*

Audited consolidated financial statements of Anaconda Mining Inc. as at and for the seven month period ended December 31, 2017 and the year ended May 31, 2017, together with the notes thereto and the independent auditor’s report thereon

2.3*	Amended Management’s Discussion and Analysis of Financial Condition and Results of Operations of Anaconda Mining Inc. for the seven month period ended December 31, 2017
2.4*	Management Information Circular of Anaconda Mining Inc. dated April 2, 2018 relating to Anaconda Mining’s annual meeting of shareholders to be held on May 16, 2018
2.5*	Material Change Report of Anaconda Mining Inc. dated January 18, 2018
2.6*	Material Change Report of Anaconda Mining Inc. dated March 21, 2018

*	Previously furnished as an exhibit to Form CB filed with the Securities and Exchange Commission on April 13, 2018.
**	Previously furnished as an exhibit to the 1st Amendment to Form CB filed with the Securities and Exchange Commission on May 8, 2018.
***	Previously furnished as an exhibit to the 2nd Amendment to Form CB filed with the Securities and Exchange Commission on May 9, 2018.
****	Previously furnished as an exhibit to the 3rd Amendment to Form CB filed with the Securities and Exchange Commission on June 18, 2018.
*****	Previously furnished as an exhibit to the 4th Amendment to Form CB filed with the Securities and Exchange Commission on June 29, 2018.
******	Furnished herewith.